Mail Stop 3561

January 4, 2010

Via Fax & U.S. Mail

Mr. John D. Johnson, Chief Executive Officer
CHS Inc.
5500 Cenex Drive
Inner Grove Heights, Minnesota 55077

Re: **CHS Inc.**
        Form 10-K for the fiscal year ended August 31, 2009
        Filed November 10, 2009
        File No. 000-50150

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended August 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 54
Interest Rate Risk, page 55

1. Your current disclosures with regards to your exposure to interest rate risk do not
   appear to comply with the requirements of Item 305 of Regulation S-K. Given
   the significant amount of debt on your consolidated balance sheet, please revise
   future filings to comply with one of the disclosure alternatives prescribed in Item
   305(a) of Regulation S-K.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 4 Investments, page F-13

2. We note the disclosure on page F-16 indicating that the company has various
   agreements with other owners of investee companies and a majority-owned
   subsidiary whereby CHS may buy and sell additional interests in those companies
   upon the occurrence of certain events, at fair values determinable as set forth in
   the specific agreements. Please tell us in further detail the nature and specific
   terms of these agreements that the company has with its investees and its
   majority-owned subsidiary. Also, please explain how the company accounts for
   these arrangements in its consolidated financial statements and tell us the relevant
   technical accounting literature that supports the treatment used. We may have
   further comment upon receipt of your response.

Note 1. Summary of Significant Accounting Policies
Property, Plant and Equipment, page F-9
Note 6. Other Assets

3. We note from the disclosure included in Notes 1 and 6 that the company
   capitalizes its major maintenance costs. Please revise your accounting policy
   disclosures to explain in further detail the nature of the costs which are capitalized
   and the period over which these costs are amortized to expense. Also, given the
   lack of comparability between your accounting and the accounting by others in
   your industry that expense major maintenance costs as incurred, we believe you
   should revise the notes to your financial statements in future filings to also
   include the following disclosures with respect to these types of costs:

   • State that the selection of the deferral method, as opposed to expensing the
     cost when incurred, results in deferring recognition of these major
     maintenance expenditures and results in your classification of the related cash

outflows as investing activities in your statement of cash flows whereas others that expense these costs as incurred, classify the cash outflows as operating cash flows; and

- Include a roll-forward of the major maintenance expenditures, including opening balance, cost deferred, amortization, any write-offs, and ending balance.

Note 10. Benefit Plans

4. We note from the reconciliation of the company's benefit obligation for qualified pension benefits from the beginning of fiscal 2009 to the end of fiscal 2009, that an assumption change impacted the company's benefit obligation by $38.8 million during fiscal 2009. Please tell us and explain in the notes to the company's financial statements in future filings the nature of assumption change that resulted in this increased benefit obligation for the company's qualified pension benefit plans. Also, please explain the facts or circumstances that occurred during 2009 that necessitated this assumption change. We may have further comment upon receipt of your response.

Registration Statement on Form S-1 (file No. 333-163608)

5. Please address our comments on the company's Annual Report on Form 10-K in an amendment to the company's Form S-1 registration statement.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John D. Johnson, Chief Executive Officer
CHS Inc.
January 4, 2010
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief